Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS THIRD Quarter 2025 FINANCIAL RESULTS and provides business update

~ Q3 2025 Total Net Product Revenues of $12.5 Million, with 79% Year over Year Growth ~

~ Q3 2025 Positive Cash Flow from Operations, Cash Position Grew to $22 Million ~

~ Japan Clinical Trial (STS-J01) Preliminary Results Expected in Q4 2025 ~

Research Triangle Park, NC, November 13, 2025 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the third quarter ended September 30, 2025 and provided a business update.

“Today marks an inflection point for Fennec, as we delivered the strongest quarter in our history. Record net product sales, four consecutive quarters of double-digit growth, and our first profitable quarter from operations clearly demonstrate that our strategy is working,” said Jeff Hackman, chief executive officer of Fennec Pharmaceuticals. “What began as a rebuild in the first half of 2025 is now translating into tangible performance. The actions we took to strengthen our commercial organization, drive broader adoption, and reinforce our balance sheet are firmly taking hold. With continued discipline in executing against our strategic priorities, we believe we are well positioned to sustain the growth trajectory of PEDMARK®.”

Business Highlights:

●	Continued Growth Within Key PEDMARK® Accounts: Last quarter, Fennec announced that one of the largest oncology provider networks added PEDMARK® to its formulary. Since then, adoption has accelerated across numerous accounts within the network, including multiple Adolescent and Young Adult (AYA) patients across several tumor types receiving PEDMARK®. This adoption reflects growing confidence in PEDMARK®’s clinical value and reinforces its potential to help reshape the standard of care for patients receiving cisplatin-based treatment.

●	Clinical Data Generation: Robust engagement with key opinion leaders underscores strong external validation of PEDMARK® and its potential in broader oncology care. Multiple investigator-initiated studies have already been submitted to Fennec and are currently under review, with several others in advanced contracting or evaluation stages. These collaborations are expected to further strengthen our clinical and commercial foundation, with additional details to be shared as they materialize.

●	STS-J01 in Japan: In Japan, preliminary results from the investigator-initiated clinical trial (STS-J01) evaluating PEDMARK® are expected in the fourth quarter of 2025. If the data are positive, the Company will pursue registration in Japan and will also explore partnering or licensing opportunities for PEDMARK®.

Upcoming Events:

●	16th Annual Craig-Hallum Alpha Select Conference: The management team will host one-on-one investor meetings at the 16th Annual Craig-Hallum Alpha Select Conference which will be held on Tuesday, November 18, 2025 at the Sheraton New York Times Square Hotel in New York City.

Financial Results for the Third Quarter 2025 Fiscal Year Ended September 30, 2025

●	Net Product Sales – For the third quarter of 2025, the Company recorded net product sales of approximately $12.5 million compared to $7.0 million in the third quarter of 2024, the highest quarterly net product sales in Fennec’s history. In the first nine months of 2025, net product revenue has surpassed total net sales for full year of 2024. The increase in net product sales is attributable to growth across both new and existing accounts with notable success in adherence of PEDMARK® patients.

●	Selling and Marketing Expenses – The Company recorded $5.2 million in selling and marketing expenses in the third quarter of 2025 compared to $4.4 million in the second quarter of 2025 and $4.6 million in the third quarter of 2024.

●	General and Administrative (G&A) Expenses – The Company recorded $6.8 million in G&A expenses in the third quarter of 2025 compared to $7.0 million in the second quarter of 2025 and $6.1 million in the third quarter of 2024.

●	Cash Position – Cash and cash equivalents were $21.9 million as of September 30, 2025 compared to $18.7 million as of June 30, 2025.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended September 30, 2025, and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except share and per share amounts)

	Three Months Ended
	September 30,	September 30,
	2025	2024

Revenue
PEDMARK product sales, net	$12,462	$6,974
Total revenue	12,462	6,974

Operating expenses:
Cost of product sales	660	1,357
Research and development	29	97
Selling and marketing	5,210	4,601
General and administrative	6,752	6,121

Total operating expenses	12,651	12,176
Loss from operations	(189)	(5,202)

Other (expense)/income
Unrealized foreign exchange (loss)/gain	(3)	—
Amortization expense	(12)	(21)
Unrealized loss on securities	—	(3)
Interest income	152	516
Interest expense	(586)	(1,025)
Total other expense	(449)	(533)

Net loss	$(638)	$(5,735)

Basic net loss per common share	$(0.02)	$(0.21)
Diluted net loss per common share	$(0.02)	$(0.21)
Weighted-average number of common shares outstanding basic	27,889	27,371
Weighted-average number of common shares outstanding diluted	27,889	27,371

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars and shares in thousands)

	Unaudited	Audited
	September 30,	December 31,
	2025	2024

Assets

Current assets
Cash and cash equivalents	$21,947	$26,634
Accounts receivable, net	19,343	12,884
Prepaid expenses	1,399	3,080
Inventory	2,477	1,060
Other current assets	898	466
Total current assets	46,064	44,124

Non-current assets
Non-current accounts receivable, net	2,454	—
Other non-current assets, net of amortization	743	822
Non-current assets	3,197	822
Total assets	$49,261	$47,321

Liabilities and stockholders’ deficit

Current liabilities:
Accounts payable	$5,866	$3,241
Accrued liabilities	3,701	3,428
Contract liability-current	248	248
Operating lease liability - current	—	2
Total current liabilities	9,815	6,919

Long-term liabilities
Term loan	18,206	18,206
PIK interest	1,271	1,271
Debt discount	(100)	(139)
Contract liability - long-term	24,561	24,561
Total long-term liabilities	43,938	43,899
Total liabilities	53,753	50,818

Commitments and contingencies

Stockholders’ deficit:
Common stock, no par value; unlimited shares authorized; 27,733 shares issued and outstanding (2024 ‑27,527)	147,652	145,608
Additional paid-in capital	71,249	66,958
Accumulated deficit	(224,636)	(219,681)
Accumulated other comprehensive income	1,243	1,243
Total stockholders’ deficit	(4,492)	(5,872)
Total liabilities and stockholders’ deficit	$49,261	$44,946

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum-based chemotherapies are widely used to treat solid tumors and have been vital in improving survival rates. Unfortunately, these life-saving treatments often result in permanent, irreversible hearing loss, also known as ototoxicity.i

Hearing loss from cisplatin treatment is not rare. Studies show that between 60-90% of patients treated with cisplatin may develop hearing loss, depending upon the dose and duration of chemotherapy.ii Many of those treated with cisplatin will require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.iii Treatment-induced hearing loss can reduce quality of survivorship as it impacts many aspects of life, such as speech and language skills, academic performance, social-emotional development, career potential and the ability to live independently.iv,v While audiologic monitoring is recommended to help manage ototoxicity, it is currently underutilized in certain cancer patient populations.

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients 1 month of age and older with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients. PEDMARK is also the first and only therapeutic agent with proven efficacy and safety data with an established dosing regimen, across two open-label, randomized Phase 3 clinical studies, the Children’s Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

Additionally, PEDMARK is recommended for the adolescent and young adult (AYA) population by the National Comprehensive Cancer Network, or NCCN, with a 2A endorsement.

Approximately 500,000 patients in the U.S. are diagnosed annually with cancers that could be treated with a platinum-based chemotherapy.vi,vii The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of those treated will require lifelong hearing aids. Until the FDA approval of PEDMARK, there were no preventative agents for this hearing loss. Patients with hearing loss resulting from cancer treatment have a statistically significant worse quality of life compared with peers who have no hearing loss.viii,ix

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage
PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use
The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information
PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company committed to the fight against ototoxicity in cancer patients who receive cisplatin-based chemotherapy. Fennec is focused on the commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in cancer patients. PEDMARK received FDA approval in September 2022 and European Commission approval in June 2023 and United Kingdom (U.K.) approval in October 2023 under the brand name PEDMARQSIÒ.

In March 2024, Fennec entered into an exclusive licensing agreement under which Norgine Pharmaceuticals Ltd., a leading European specialist pharmaceutical company, will commercialize PEDMARQSI® in Europe, U.K., Australia and New Zealand. PEDMARQSI is now commercially available in the U.K. and Germany.

PEDMARK has received Orphan Drug Exclusivity in the U.S. and PEDMARQSI has received Pediatric Use Marketing Authorization in Europe which includes eight years plus two years of data and market protection. Further, Fennec has patents providing protection for PEDMARK until 2039 in both the U.S. and internationally.

For more information, please visit www.fennecpharma.com and follow on LinkedIn.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®/PEDMARQSI®, the market opportunity for and market impact of PEDMARK®/ PEDMARQSI®, its potential impact on patients and anticipated benefits associated with its use, future commercial and regulatory milestone and royalty payments from Norgine, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2024. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® PEDMARQSI® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2025 Fennec Pharmaceuticals Inc. All rights reserved.

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer
Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Sheth S et al. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Frontiers in Cellular Neuroscience. 2017, Vol. 11.

ii Langer T, am Zehnhoff-Dinnesen A, Radtke S, Meitert J, Zolk O. Understanding platinum-induced ototoxicity. Trends Pharmacol Sci. 2013;34(8):458-469

iii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iv Clemens E, van den Heuvel-Eibrink MM, Mulder RL, et al. Recommendations for ototoxicity surveillance for childhood, adolescent, and young adult cancer survivors: a report from the International Late Effects of Childhood Cancer Guideline Harmonization Group in collaboration with the PanCare Consortium. Lancet Oncol. 2019;20(1):e29-e41

v Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.

vi Chattaraj A et al. Cisplatin-Induced Ototoxicity: A Concise Review of the Burden, Prevention, and Interception Strategies. JCO Oncol Pract. 2023;19

vii Freyer DR et al. Effects of sodium thiosulfate versus observation on development of cisplatin-induced hearing loss in children with cancer (ACCL0431): a multicentre, randomised, controlled, open-label, phase 3 trial. Lancet Oncol. 2017;18(1):63-74.

viii Rajput K, Edwards L, Brock P, Abiodun A, Simpkin P, Al-Malky G. Ototoxicity-induced hearing loss and quality of life in survivors of paediatric cancer. Int J Pediatr Otorhinolaryngol. 2020;138:110401. doi:10.1016/j.ijporl.2020.110401

ix Bass JK, Knight KR, Yock TI, Chang KW, Cipkala D, Grewal SS. Evaluation and management of hearing loss in survivors of childhood and adolescent cancers: a report from the children’s oncology group. Pediatr Blood Cancer. 2016;63(7):1152-1162.